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                                                                         Exhibit 12(d)

                        Mississippi Power and Light Company
                Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                             1991      1992      1993      1994      1995
Fixed charges, as defined:
  Interest on long-term debt                                 $63,628   $60,709   $52,099   $46,081   $46,241
  Interest on notes payable                                      953        36         7     1,348       474
  Other interest charges                                       1,444     1,636     1,795     3,581     4,164
  Amortization of expense and premium on debt-net(cr)          1,617     1,685     1,458     1,754       756
  Interest applicable to rentals                                 574       521     1,264     1,716     2,173
                                                             -----------------------------------------------
Total fixed charges, as defined                               68,216    64,587    56,623    54,480    53,808

Preferred dividends, as defined (a)                           14,962    12,823    12,990     9,447     9,004
                                                             -----------------------------------------------
Combined fixed charges and preferred dividends, as defined   $83,178   $77,410   $69,613   $63,927   $62,812
                                                             ===============================================
Earnings as defined:

  Net Income                                                 $63,088   $65,036  $101,743   $48,779   $68,667
  Add:
    Provision for income taxes:
      Federal and State                                       (1,001)    4,463    54,418    46,884    71,651
    Deferred Federal and State - net                          32,491    20,430       539   (26,763)  (35,224)
    Investment tax credit adjustment - net                    (1,634)   (1,746)    1,036    (7,645)   (1,550)
    Fixed charges as above                                    68,216    64,587    56,623    54,480    53,808
                                                            ------------------------------------------------
Total earnings, as defined                                  $161,160  $152,770  $214,359  $115,735  $157,352
                                                            ================================================
Ratio of earnings to fixed charges, as defined                  2.36      2.37      3.79      2.12      2.92
                                                            ================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.94      1.97      3.08      1.81      2.51
                                                            ================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
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